UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
MI Developments Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

55304X104

(CUSIP Number)

Donald Smith & Co., Inc.
Attn: Richard L. Greenberg
152 West 57th St., 22nd Floor
New York, New York  10019
(212) 284-0990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box
[X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
13D

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CUSIP No. 55304X104
===================

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===========================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY)

            Donald Smith & Co., Inc.
13-2807845
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===========================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP (See Instructions)

(a) [ ]

(b) [X]
    2
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    3       SEC USE ONLY

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===========================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
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===========================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)

[ ]
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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
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===========================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   4,178,300

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==
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-

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==
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   4,679,800
        PERSON WITH
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==
                                     SHARED
DISPOSITIVE POWER
                             10
                                     -0-
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===========================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
    11
            4,679,800 shares (Ownership disclaimed
pursuant to Section 13d-4
            of the 1934 Act)
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===========================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

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===========================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
    13
            9.8%

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===========================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
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===========================






Item 1. Security And Issuer

This statement on Schedule 13D relates to Class A Subordinate
Voting  Shares (the "Class A Shares") of MI Developments Inc.
(the "Company"). The Company's principal offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.
Item 2. Identity And Background

(a)	This statement is filed by Donald Smith & Co., Inc.
("DSCO").  The executive officers of DSCO are:
*	Donald G. Smith:  President & Chief Investment Officer
of DSCO.
*	Richard L. Greenberg:  Senior Vice President of DSCO.

(b)	The address of the principal business and principal
office of DSCO and its executive officers is:
152 West 57th St., 22nd Floor, New York, NY  10019.
(c)	Principal Business:  An investment advisor registered
with the SEC.
(d)	Criminal Convictions:  None.
(e)	Civil Proceedings:  None.

(f)	DSCO is an S-Corporation organized under the laws of
the State of Delaware. Each of its executive officers is a citizen of the United States.
Item 3. Source And Amount Of Funds And Other Consideration

DSCO purchased the Class A Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Class A Shares were acquired at an average price of approximately $24.89 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $116,480,200 (including commissions).
Item 4. Purpose Of The Transaction

The purpose of the acquisition of the Class A Shares was and is for investment,and the acquisitions of the Class A Shares by each of the clients of DSCO were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. As stated below in paragraph 3 of this Item 4, DSCO may now be deemed to influence control over the Company's policies

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Class A Shares, consistent with its investment purpose, each Reporting Person may, at any time acquire additional Class A Shares or dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons intend to engage in communications with one or more officers of the Company, one or more members of the board of directors of the Company, and/or one or more shareholders of the Company regarding the Company's policies, including but not limited to its operations, structure and potential strategies to maximize shareholder value. During the course of such communications, the Reporting Persons may advocate one or more courses of action and such advocacy may be deemed to influence control over the Company's policies.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j),inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest In Securities Of The Issuer

(a) The percentage amount set forth in Row 13 is calculated based upon the 47,742,083 Class A Shares outstanding as of June 30, 2006 as reported by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 11, 2006.
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
DSCO - 4,178,300
(ii) Shared power to vote or to direct the vote:
DSCO - 0
(iii) Sole power to dispose or to direct the disposition of:
DSCO - 4,679,800
(iii) Shared power to dispose or to direct the disposition of:
DSCO - 0

Note that certain of DSCO's clients have retained voting power over the Class A Shares that they beneficially own. Accordingly, DSCO has the power to dispose of more Class A Shares than it can vote.

(c) Information concerning transactions relating to the shares offered through open market transactions by the reporting
persons during the past sixty days are listed below.
	No transactions in the past 60 days.
Transaction date            Shares purchased/(sold)
Price per share


(d) The securities as to which this Schedule is filed by DSCO, in its capacity as investment adviser, are held in DSCO's clients' custodial accounts for the benefit of its clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Materials To Be Filed As Exhibits
Not applicable.
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: ___________
Donald Smith & Co., Inc.

By: /s/ Richard L. Greenberg
Name: Richard L. Greenberg
Title: Chief Compliance Officer